SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No  ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 30,774,000

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Share Capital Reduction from Euro 33,865,695 to 30,774,000
pursuant to the Share Buyback Programme

Lisbon, 20 December 2007 – Portugal Telecom, under the terms and for the purposes set forth in paragraph g) of number 1 of article 2 of CMVM Regulation no 4/2004, informs that:

1.               As resolved in the General Meeting held on 27 April 2007 and for the purposes of the execution of the share buyback programme and the corresponding share capital reduction of up to Euro 65,191,463.05, PT acquired until 20 December 2007 a total of 103,056,500 treasury shares, corresponding to 9.13 % of its share capital.

2.               Pursuant to the terms of the same resolution and without prejudice to the possibility of a new share capital reduction in relation to own shares to be acquired until March 2008, PT has registered the reduction of its share capital in the amount of Euro 3,091,695 through the cancellation of 103,056,500 treasury shares. As a result, PT’s share capital is now equivalent to Euro 30,774,000 represented by 1,025,800,000 shares.

3.               This operation and consequently the cancellation of treasury shares will be concluded by the Central de Valores Mobiliários (the stock exchange’s clearinghouse) on 31 December 2007.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.